United States securities and exchange commission logo





                            April 13, 2021

       Jitse Groen
       Chief Executive Officer
       Just Eat Takeaway.com N.V.
       Oosterdoksstraat 80
       1011 DK Amsterdam
       The Netherlands

                                                        Re: Just Eat
Takeaway.com N.V.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-4
                                                            Submitted March 25,
2021
                                                            CIK No. 0001792627

       Dear Mr. Groen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-4 Filed March 25, 2021

       Risks Relating to the Grubhub Group, page 74

   1. We note the amended risk factors in Grubhub's recently filed 10-K, which is incorporated by reference to this
filing. On page 12 of Grubhub's 10-K, the company discloses that
                                                        "certain contracts
entered into by the Company contain change in control, anti-
                                                        assignment, or certain
other provisions that may be triggered as a result of the
                                                        Transaction. If the
counterparties to these agreements do not consent to the Transaction, the counterparties may
have the ability to exercise certain rights (including termination rights), resulting in
the combined company incurring liabilities as a consequence of breaching such
agreement." In an appropriate place in your filing, please disclose the
 Jitse Groen
Just Eat Takeaway.com N.V.
April 13, 2021
Page 2
         extent of Grubhub's potential liabilities pursuant to these agreements, if estimable and/or material.
Nasdaq Rules, page 126

2. We note your disclosure that "Just Eat Takeaway.com will not be required to, and in reliance on home country practice, may not, comply with certain Nasdaq rules requiring
         Just Eat Takeaway   s 'code of conduct' to be as described in the
Nasdaq Listing Rules."
         Please briefly describe the differences between Just Eat Takeaway's code of conduct and that required in Nasdaq's listing rules.
Selected Historical Consolidated Financial Data Of The Just Eat Takeaway.Com Group, page
129

3. Please revise your headers to indicate the periods which are unaudited. In this regard, we note from your disclosure "the balance sheet data as of 31 December 2017 and 2016 and the income statement data for the years ended 31 December 2017 and 2016 are derived
         from the Just Eat Takeaway.com Group   s unaudited consolidated
financial statements."
Business of The Just Eat Takeaway.com Group, page 172

4. You define "employees" here as follows: "Employees are individuals with whom the Just
         Eat Takeaway.com Group has an employment agreement and includes employees with a part-time employment agreement. Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) hired workers,
         (iii) freelancers (including contractors and self-employed persons) and (iv) consultants."
         However, you include a different definition of employees on page 183:
"Employees
         exclude the following: (i) workers whose costs are recharged to the Just Eat
         Takeaway.com Group, (ii) couriers employed through agreements with third-party agencies, (iii) freelancers (including contractors and self-employed persons) and (iv)
         consultants." Please revise for consistency. In this regard, it is difficult to determine how
         "hired workers" differ from individuals with whom you have an employment agreement, and therefore, why those workers are excluded from your definition of "employee."
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Just Eat Takeaway.com Group
Results of Operations, page 216

5. We note your increase in Share-based payments during the current year "primarily driven by the Just Eat Acquisition in 2020," as well as your disclosure on page F-20 of the new
FirstName LastNameJitse Groen
       schemes in place during the current year. Please tell us, to the extent the material, your
Comapany    NameJust
       anticipated    Eatrelated
                   costs   Takeaway.com    N.V. payment schemes, and
consideration of disclosing
                                 to share-based
       these
April 13,    anticipated
          2021 Page 2 future costs within your MD&A.
FirstName LastName
 Jitse Groen
FirstName   LastNameJitse Groen
Just Eat Takeaway.com  N.V.
Comapany
April       NameJust Eat Takeaway.com N.V.
       13, 2021
April 313, 2021 Page 3
Page
FirstName LastName
Courier Costs and Order Processing Costs, page 216

6. We note your disclosure that "[t]he comparative growth of order processing costs relative to the growth of Orders was driven by growth in the share of online payments as well as the growing share of merchandise sales." Please clarify why a growing share of merchandise sales would result in an increase in growth of order processing costs.
         Further, to provide context for investors regarding your merchandise sales and how they are "growing," please quantify the share of your sales attributable to merchandise for the periods presented in your filing, if material.
Information About the Management and Compensation of Just Eat Takeaway.com Summary of the 2020 Revision of the Remuneration Policy of the Management Board, page 237

7. We note your disclosure that the STI performance measures include "a mix of financial measures (75%) and nonfinancial measures (25%), supporting the strategy of Just Eat
         Takeaway.com: (i) number of new consumers (25%), (ii) number of Active Consumers
         (25%), (iii) number of orders per consumer (25%) and (iv) certain personal / non-financial measures (25%)." Please briefly describe the certain personal and non-financial measures.
Grubhub SEC Filings, page 319

8. We note the disclosure throughout Grubhub's 2020 10-K that "[Grubhub] also generate[s]
         revenue from fees paid by diners for GH+, [its] subscription product. GH+ subscribers receive unlimited deliveries with $0 delivery fee on qualifying orders from GH+
         restaurants." To provide context for investors regarding the business operations and growth opportunities for Grubhub, and the importance of the new subscription business to
         Grubhub's operations, disclose the percentage of revenue attributable to subscription fees for the periods presented, if material to an understanding of Grubhub's business.
Notes to the consolidated financial statements
10 Operating segments, page F-36

9.       Please reconcile your schedule of non-current assets by the Company
s country
         of domicile to the total of non-current assets reported on your consolidated statement of financial position. Refer to Paragraph 28 of IFRS 8.
 Jitse Groen
FirstName   LastNameJitse Groen
Just Eat Takeaway.com  N.V.
Comapany
April       NameJust Eat Takeaway.com N.V.
       13, 2021
April 413, 2021 Page 4
Page
FirstName LastName
       You may contact Abe Friedman at (202) 551-3264 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      G.J. Ligelis Jr.